UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Move, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

62458M108

(CUSIP Number)

Fred Anderson

Elevation Partners, L.P.

2800 Sand Hill Road, Suite 160

Menlo Park, CA 94025

(650) 687-6700

Copy to:

Kirsten J Jensen, Esq.

Simpson Thacher & Bartlett LLP

2550 Hanover Street

Palo Alto, California 94304

(650) 251-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 23, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62458M108

1.	Names of Reporting Persons. Elevation Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,918,646.45
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,918,646.45
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,918,646.45
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 6.9%
14.	Type of Reporting Persons (See Instructions) PN

CUSIP No. 62458M108

1.	Names of Reporting Persons. Elevation Associates, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,918,646.45*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,918,646.45*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,918,646.45*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 6.9%
14.	Type of Reporting Persons (See Instructions) PN

*	The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No. 62458M108

1.	Names of Reporting Persons. Elevation Associates, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,918,646.45*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,918,646.45*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,918,646.45*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 6.9%
14.	Type of Reporting Persons (See Instructions) OO

*	The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No. 62458M108

1.	Names of Reporting Persons. Elevation Employee Side Fund, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 642.24
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 642.24
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 642.24
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14.	Type of Reporting Persons (See Instructions) OO

CUSIP No. 62458M108

1.	Names of Reporting Persons. Elevation Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 642.24*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 642.24*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 642.24*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14.	Type of Reporting Persons (See Instructions) OO

*	The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No. 62458M108

1.	Names of Reporting Persons. Fred Anderson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,919,288.69*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,919,288.69*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,919,288.69*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 6.9%
14.	Type of Reporting Persons (See Instructions) IN

*	The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No. 62458M108

1.	Names of Reporting Persons. Paul Hewson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Ireland
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,919,288.69*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,919,288.69*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,919,288.69*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 6.9%
14.	Type of Reporting Person (See Instructions) IN

*	The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No. 62458M108

1.	Names of Reporting Persons. Roger McNamee
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,922,558.95*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,922,558.95*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,922,558.95*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 6.9%
14.	Type of Reporting Persons (See Instructions) IN

*	The Reporting Person disclaims beneficial ownership of 2,919,288.69 of such shares as described under Item 5.

CUSIP No. 62458M108

1.	Names of Reporting Persons. Bret Pearlman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,919,288.69*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,919,288.69*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,919,288.69*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 6.9%
14.	Type of Reporting Persons (See Instructions) IN

*	The Reporting Person disclaims beneficial ownership as described under Item 5.

This Amendment No. 4 supplements and amends the statement on Schedule 13D filed on December 9, 2005, as amended by Amendment No. 1 filed on December 16, 2008, Amendment No. 2 filed on February 10, 2011 and Amendment No. 3 filed on February 23, 2011 (as amended, the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented by adding inserting the following paragraphs immediately prior to the last two paragraphs of Item 4:

Agreement, Waiver and Consent

On March 23, 2012, the Purchasers executed an Agreement, Waiver and Consent with the Issuer (the “Second Waiver”) pursuant to which the Purchasers agreed to waive, effective as of March 21, 2012, certain provisions of the Certificate of Designation to permit the redemption by the Issuer of all remaining shares of the Series B Preferred Stock owned by the Purchasers on April 6, 2012 as further set forth in the Second Waiver. In the absence of the Second Waiver, under the terms of the Certificate of Designation, the Issuer currently has the right to elect to redeem Series B Preferred Stock on prior notice of not less than thirty days.

The description of the terms of the Second Waiver set forth herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Second Waiver attached hereto as Exhibit 7, which is incorporated by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented by replacing the first three paragraphs thereof with the following three paragraphs:

(a), (b) The following disclosure assumes that there are 39,437,719 shares of Issuer Common Stock outstanding as of February 10, 2012, which figure is based on Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 17, 2012.

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of the acquisition of Series B Preferred Stock at the Closing and the payment of in-kind dividends thereafter, Elevation may be deemed to beneficially own 2,918,646.45 shares of Issuer Common Stock, which is subject to issuance upon conversion of the Series B Preferred Stock. The 2,918,646.45 shares of Issuer Common Stock would constitute approximately 6.9% of the Issuer Common Stock outstanding upon such conversion.

Pursuant to Rule 13d-3 under the Exchange Act, Side Fund may be deemed to beneficially own 642.24 shares of Issuer Common Stock, which is subject to issuance upon conversion of the Series B Preferred Stock acquired. The 642.24 shares of Issuer Common Stock would constitute less than 0.1% of the Issuer Common Stock outstanding upon such conversion.

Item 7.	Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding an additional exhibit as follows:

7.	Agreement, Waiver and Consent among Move, Inc., Elevation Partners, L.P. and Elevation Employee Side Fund, LLC (attached to Notice of Redemption) (filed herewith).

Signatures

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 23, 2012

ELEVATION PARTNERS, L.P.

By:	Elevation Associates, L.P.,
as General Partner

By:	Elevation Associates, LLC,
as General Partner

By:	*
Name: Fred Anderson
Title: Manager

ELEVATION ASSOCIATES, L.P.

By:	Elevation Associates, LLC,
as General Partner

By:	*
Name: Fred Anderson
Title: Manager

ELEVATION ASSOCIATES, LLC

By:	*
Name: Fred Anderson
Title: Manager

ELEVATION EMPLOYEE SIDE FUND, LLC

By:	Elevation Management, LLC,
as Managing Member

By:	*
Name: Fred Anderson
Title: Manager

ELEVATION MANAGEMENT, LLC

By:	*
Name: Fred Anderson
Title: Manager

*
Fred Anderson

*
Paul Hewson

*
Roger McNamee

*
Bret Pearlman

* /s/ Tracy Hogan
Attorney-in-fact for Reporting Persons pursuant to Power of Attorney